FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports First Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 31, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Nomura Reports First Quarter Financial Results

•	Core businesses reported higher QoQ net revenue and pretax income

•	All three international regions returned to pretax profit

•	Asset Management AuM at second highest level ever on continued inflows

•	Total Retail sales up QoQ driven by stronger sales of investment trusts and bonds

•	Global Markets improved on robust Americas Fixed Income performance; Investment Banking revenues down QoQ

•	Q1 EPS of Y16.48 and ROE of 8.4%

Tokyo, July 31, 2019—Nomura Holdings, Inc. today announced its consolidated financial results for the first quarter of the fiscal year ending March 31, 2020.

Net revenue in the first quarter was 332 billion yen (US$ 3.1 billion)1, income before income taxes was 74.8 billion yen (US$694 million), and net income attributable to Nomura Holdings shareholders was 55.8 billion yen (US$518 million).

“Although market uncertainty prompted some clients to stay on the sidelines, our core businesses reported higher net revenue and pretax income compared to last quarter, underscoring our continued efforts to tailor products and services to the individual needs of our clients and improve profitability,” said Nomura President and Group CEO Koji Nagai.

“In Retail, total sales increased driven by solid performance of global stock investment trusts and stronger bond sales. Asset Management recorded its twelfth consecutive quarter of inflows, pushing assets under management close to record high level. In Wholesale, Global Markets net revenue improved, and we have started to see the results of our cost reduction initiatives. In our international business in particular, all three regions returned to a pretax profit for the first time in two years underpinned by a steady increase in revenues in our key areas of focus.

“We remain committed to our overriding philosophy of placing clients at the heart of everything we do. We will work to further strengthen our internal control framework and swiftly rebuild our business platform in order to contribute to the sound development of the capital markets.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 107.84 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2019. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

	FY2019/20 Q1	QoQ	YoY
Net revenue	Y80.6bn	+9%	-13%
Income before income taxes	Y8.1bn	+146%	-59%

Retail reported net revenue of 80.6 billion yen, a 9 percent increase compared to last quarter and down 13 percent year on year. Income before income taxes jumped 146 percent quarter on quarter to 8.1 billion yen and declined 59 percent from the same quarter last year.

Sales of investment trusts and bonds grew stronger on the back of improved investor sentiment and continued efforts by our ‘Partner’ sales staff, driving a quarter on quarter increase in total retail sales.

Assets under management in SMAs2 continued to grow as we introduced wrap trusts to meet the estate planning needs of our clients.

Asset Management

	FY2019/20 Q1	QoQ	YoY
Net revenue	Y34.5bn	+12%	+32%
Income before income taxes	Y18.1bn	+26%	+76%

Asset Management net revenue was 34.5 billion yen, up 12 percent from last quarter and 32 percent year on year. Income before income taxes increased 26 percent compared to last quarter and 76 percent from last year to 18.1 billion yen.

Continued inflows for the twelfth straight quarter offset a decline due to market factors to lift assets under management, and asset management fees remained robust. Gain/loss from American Century Investments also contributed to a good quarter.

Wholesale

	FY2019/20 Q1	QoQ	YoY
Net revenue	Y159.5bn	+12%	+16%
Income before income taxes	Y20.0bn	—	—

[2]	Specially managed account, a discretionary investment service.

Wholesale booked net revenue of 159.5 billion yen, a 12 percent increase quarter on quarter and 16 percent year on year. Income before income taxes was 20.0 billion yen.

Global Markets revenues improved compared to the previous quarter, supported by higher Fixed Income revenues mainly in the Americas.

Investment Banking revenues declined as compared to last quarter when we completed multiple high-profile M&A deals.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of June, Nomura had total assets of 42.5 trillion yen and shareholders’ equity of 2.7 trillion yen. Nomura’s Tier 1 capital ratio was 18.0 percent and CET1 capital ratio was 16.8 percent under Basel III. All figures are on a preliminary basis.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2019 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.